UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                          DECTRON INTERNATIONALE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   243666104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         ROSHAN KATRAK, DECTRON INTERNATIONALE, INC., 4300 POIRER BLVD.
                     MONTREAL, CANADA H4R 2C5 (514) 334-9700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                OCTOBER 8, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box.      [ ]

Check the following box if a fee is being paid with this statement.         [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO. 243666104                  SCHEDULE 13D                    PAGE 1 OF 7



1.NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Reporting Person
                                ----------------
     Roshan Katrak on behalf of 3103-7195 Quebec Inc.; Canadian Business No.880690730 Re: Federal Tax No. 9830 3788; Provincial Tax No. 9-ZZAU-33704

                                  Shareholders
                                  ------------
     Roshan Katrak; Canadian Social Insurance No. 219 741 303
     Leena Lakdawala; Canadian Social Insurance No. 267 499 986
     Roxanne Lakdawala; Canadian Social Insurance No. 275 831 428

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2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  [X]
                                                              (B)  [ ]


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3.SEC USE ONLY


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4.SOURCE OF FUNDS

     No funds were expended by the reporting person.
     OO and AF

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5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)  [  ]

     Not Applicable

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6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Montreal, Canada
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NUMBER OF               7.  SOLE VOTING POWER         Not Applicable
SHARES                                                ----------------------
BENEFICIALLY            8.  SHARED VOTING POWER       Roshan Katrak, Leena
OWNED BY EACH                                         Lakdawala and Roxanne
REPORTING PERSON                                      Lakdawala share the voting
WITH                                                  power for the 1,492,879
                                                      shares beneficially owned
                                                      by 3103-7195 Quebec Inc.
                                                      ----------------------

                        9.  SOLE DISPOSITIVE POWER    Not applicable
                                                      ----------------------
                       10.  SHARED DISPOSITIVE POWER  Roshan Katrak, Leena
                                                      Lakdawala and Roxanne
                                                      Lakdawala share the
                                                      dispositive power for the
                                                      1,492,879 shares
                                                      beneficially owned
                                                      by 3103-7195 Quebec Inc.
                                                      -----------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    1,492,879 of 2,750,000 issued and outstanding.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]

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CUSIP NO. 243666104                  SCHEDULE 13D                    PAGE 2 OF 7



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     54.2%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

     CO
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CUSIP NO. 243666104                  SCHEDULE 13D                    PAGE 3 OF 7



Item 1. Security and Issuer
        -------------------

     This statement on Schedule 13D (the "Statement") relates to the common stock, no par value per share (the "Common Stock") of Dectron Internationale, Inc., a Canadian corporation (the "Company"), with its principal executive offices at 4300 Poirer Blvd., Montreal, Quebec, Canada H4R-2C5.


Item 2. Identity and Background
        -----------------------

     This Statement is being filed by Roshan Katrak on behalf of 3103-7195 Quebec Inc. Roshan Katrak's business address is Dectron Internationale, Inc., a Canadian corporation (the "Company"), with its principal executive offices at 4300 Poirer Blvd., Montreal, Quebec, Canada H4R-2C5. Roshan Katrak is the Vice President of Human Relations of Dectron Internationale, Inc. During the last five years 3103-7195 Quebec Inc., Roshan Katrak, Leena Lakdawala and Roxanne Lakdawala have not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. 3103-7195 Quebec Inc. is incorporated and has its principal offices in Canada and Roshan Katrak, Leena Lakdawala and Roxanne Lakdawala are citizens of Canada.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     No funds have been expended by 3103-7195 Quebec Inc. with respect to the acquisition of 1,492,879 shares of Common Stock. Such shares were acquired in connection withthe formation of the Company and for securities of subsidiaries acquired in connection with the initial public offering of the Company.

Item 4. Purpose of Transaction.
        ----------------------

     3103-7195 Quebec Inc.'s acquisition of the Shares was in consideration for services rendered in connection with the formation of the corporation and the securities acquired in connection with the initial public offering of the Company.

Item 5. Interest in Securities of the Issurer.
        -------------------------------------

     3103-7195 Quebec Inc. beneficially owns, in the aggregate, 1,492,879 shares of Common Stock or 54.2% of the outstanding shares of Common Stock as of the date hereof.

     Of the 1,492,879 shares of Common Stock beneficially owned by 3103-7195 Quebec Inc., 3103-7195 Quebec Inc. possesses the sole power to dispose of, vote, and direct the disposition of 0 shares. Of the 1,492,879 shares of Common Stock

CUSIP NO. 243666104                  SCHEDULE 13D                    PAGE 4 OF 7


beneficially owned by 3103-7195 Quebec Inc., Roshan Kotrak, Leena Lakdawala and Roxanne Lakdawala possesses the shared power to dispose of, vote, and direct the disposition of 1,492,879 shares. Within the past 60 days, 3103-7195 Quebec Inc., Roshan Katrak, Leena Lakdawala and Roxanne Lakdawala did not effect any transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issurer.
        -------------------------

     There are no contracts, arrangements, understandings or relationships between 3103-7195 Quebec Inc., Roshan Katrak, Leena Lakdawala and Roxanne Lakdawala and anyone, with respect to securities of the issuer.


Item 7. Materials to be Filed as Exhibits
        ---------------------------------

     Consents of Leena Lakdawala and Roxanne Lakdawala to allow Roshan Katrak to file the Schedule 13D on behalf of 3103-7195 Quebec Inc.

CUSIP NO. 243666104                  SCHEDULE 13D                    PAGE 5 OF 7


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 7, 1998

                                          /s/ Roshan Katrak
                                          -----------------
                                          Roshan Katrak (Vice President of Human
                                          Relations) on behalf of 3103-7195
                                          Quebec Inc.

     I, Leena Lakdawala, as a shareholder of 3103-7195 Quebec, Inc., do hereby consent to Roshan Katrak filing a Schedule 13D with the United States Securities and Exchange Commission on behalf of 3103-7195 Quebec Inc.


                                             /s/ Leena Lakdawala
                                             ---------------------------
                                             By:     Leena Lakdawala
                                             Date:   December 7, 1998

     I, Leena Lakdawala, as a shareholder of 3103-7195 Quebec, Inc., do hereby consent to Roshan Katrak filing a Schedule 13D with the United States Securities and Exchange Commission on behalf of 3103-7195 Quebec Inc.


                                             /s/ Roxanne Lakdawala
                                             ---------------------------
                                             By:     Roxanne Lakdawala
                                             Date:   December 7, 1998